SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)


                      URBAN IMPROVEMENT FUND LIMITED - 1974
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                              SP MILLENNIUM L.L.C.
--------------------------------------------------------------------------------
                         Name of Filing Person (Offeror)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
  (CUSIP Number of Class of Securities (Underlying Common Stock, Par Value $.01
                                   Per Share))

                                 John A. Taylor
                                 Vice President
                              SP Millennium L.L.C.
                          1201 Third Avenue, Suite 5400
                            Seattle, Washington 98101
                                  206-628-8031
--------------------------------------------------------------------------------
            (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                             Marion V. Larson, Esq.
                             Erin Joyce Letey, Esq.
                              Riddell Williams P.S.
                      1001 Fourth Avenue Plaza, Suite 4500
                            Seattle, Washington 98154
                                  206-624-3600

                            CALCULATION OF FILING FEE

Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
$ 1,300,000*                             164.71**

* Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of 2,000 Units at a purchase price of $650 per Unit.


** Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on Jan. 26, 2004, equals .00012670 times the Transaction Valuation.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          Not applicable.
Form or Registration No.:        Not applicable.
Filing Party:                    Not applicable.
Date Filed:                      Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13c-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO

          This Amendment No. 1 to the Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission (the "SEC") by SP Millennium L.L.C. (the "Purchaser") as to an offer to purchase 2,000 units of limited partnership interests (the "Units") in Urban Improvement Fund Limited - 1974, a California limited partnership (the "Partnership"), at $650 for each Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after March 16, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated March 16, 2004 (the "Offer to Purchase") and the Agreement of Sale and Assignment, as it may be supplemented or amended from time to time (the "Agreement of Sale and Assignment," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase and in the related Agreement of Sale and Assignment.

          On April 6, 2004 the Purchaser mailed a supplement to the Offer to Purchase (the "Supplement") to the holders of units of Urban Improvement Fund Limited - 1974, clarifying certain terms and conditions of the Offer to Purchase. A copy of that Supplement is filed with this Schedule TO as Exhibit
(a)(5).

          The information set forth in the Offer to Purchase, including all annexes and supplements thereto, and the Agreement of Sale and Assignment is hereby incorporated by reference herein in answer to the items of the Schedule TO amended hereby.


ITEM 1. SUMMARY TERM SHEET.


          Item 1 of the Schedule TO is hereby amended and supplemented as follows:

          The information set forth under "Summary Term Sheet" in the Offer to Purchase, as amended and supplemented by the April 6, 2004 Supplement in the section entitled "Summary Term Sheet," is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.


          Item 2 of the Schedule TO is hereby amended and supplemented as follows:

          (b) The title and the class of securities to which this statement relates are Units of Limited Partnership Interests ("Units"). As of March 16, 2004, there were 11,394 Units issued and outstanding.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.


          Item 3 of the Schedule TO is hereby amended and supplemented as follows:

          (a) The information set forth under "Section 8 - Information Concerning Us and Certain of Our Affiliates" and in "Annex 1" of the Offer to Purchase, as amended and supplemented by the April 6, 2004 Supplement in the sections entitled "Information Concerning Us and Certain of Our Affiliates" and "Annex I," is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.


          Item 4 of the Schedule TO is hereby amended and supplemented as follows:

          (a) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Section 1 - Terms of the Offer; Expiration Date; Proration," "Section 2 - Acceptance for Payment and Payment for Units," "Section 3 - Procedure for Tendering Units," "Section 4 - Withdrawal Rights," "Section 5 -Extension of Tender Period; Termination; Amendment," Section 6 - Certain Federal Income Tax Matters," "Section 7 - Effects of the

Offer," "Section 9 - Background and Pricing of the Offer," "Section 12 - Future Plans of the Purchaser," and "Section 17 - Conditions of the Offer," as amended and supplemented by the April 6, 2004 Supplement in the sections entitled "Summary Term Sheet," "Terms of the Offer; Expiration Date; Proration," "Acceptance for Payment and Payment for Units," "Procedure for Tendering Units," "Extension of Tender Period; Termination; Amendment," "Certain Federal Income Tax Matters," "Background and Pricing of the Offer," "Future Plans of the Purchaser," and "Conditions of the Offer," is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


          Item 6 of the Schedule TO is hereby amended and supplemented as follows:

          (a) The information set forth in the Offer to Purchase under "Summary Term Sheet" "Section 1 - Terms of the Offer; Expiration Date; Proration," "Section 7 - Effects of the Offer," "Section 8 - Information Concerning Us and Certain of Our Affiliates," and "Section 12 - Future Plans of the Purchaser," as amended and supplemented by the April 6, 2004 Supplement in the sections entitled "Summary Term Sheet" "Terms of the Offer; Expiration Date; Proration," and "Future Plans of the Purchaser," is incorporated herein by reference.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


          Item 7 of the Schedule TO is hereby amended and supplemented as follows:

          (a) The information set forth in the Offer to Purchase under "Section 15 - Source of Funds" and "Section 19 - Fees and Expenses," as amended and supplemented by the April 6, 2004 Supplement in the section entitled "Source of Funds," is incorporated herein by reference.

          (d) The information set forth in the Offer to Purchase under "Section 15 - Source of Funds," as amended and supplemented by the April 6, 2004 Supplement in the section entitled "Source of Funds," is incorporated herein by reference.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


          Item 8 of the Schedule TO is hereby amended and supplemented as follows:

          (b) The information set forth in the Offer to Purchase under "Section 8 - Information Concerning Us and Certain of our Affiliates" and "Section 10 - Background and Pricing of the Offer - Prior Tender Offers," as amended and supplemented by the April 6, 2004 Supplement in the section entitled "Information Concerning Us and Certain of Our Affiliates," is incorporated herein by reference.


ITEM 11. ADDITIONAL INFORMATION.


          (b) The information set forth in the April 6, 2004 Supplement is incorporated herein by reference.


ITEM 12. EXHIBITS.


          (a)(1)      Offer to Purchase, dated March 16, 2004.*

          (a)(2)      Agreement of Sale and Assignment.*

          (a)(3)      Letter to Limited Partners dated March 16, 2004.*

          (a)(4)      Credit Facility with Madrona Ridge L.L.C.*

          (a)(5)      Supplement to Offer to Purchase, dated April 6, 2004.

          (a)(6)      Letter to Limited Partners dated April 6, 2004.

*  Previously filed.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

          Date: April 6, 2004      SP MILLENNIUM L.L.C.


                                      By: SP Special L.L.C., a Washington
                                          limited liability company,
                                          its Managing Member

                                          By: SP Real Estate L.L.C.,
                                              a Washington Limited Liability
                                              Company, its sole member

                                              By: SP Investments II L.L.C.,
                                                  a Washington limited liability
                                                  company, its sole Member

                                                  By: /s/ John M. Orehek
                                                      --------------------------
                                                      John M. Orehek,
                                                      Managing Member